GAVELLA CORP.
                       231 Norman Avenue
                   Brooklyn, New York 11222
                ______________________________

                     INFORMATION STATEMENT
                   PURSUANT TO SECTION 14(f)
            OF THE SECURITIES EXCHANGE ACT OF 1934
                   AND RULE 14f-1 THEREUNDER
               ________________________________

   NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS
  REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO
 PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND
                     THE COMPANY A PROXY.


     This Information Statement, which is being mailed on or about November 15, 2004 to the holders of record of shares of common stock, par value $0.001 per share (the "Common Stock"), of Gavella Corp., a Delaware corporation (the "Company"), is being furnished in connection with the designation by Direct Capital Investments, Ltd., a publicly-traded Israeli limited liability company (the "Purchaser"), of persons (the "Director Designees") to the Board of Directors of the Company (the "Board"). Such designation was made in connection with the Subscription Agreement dated November 9, 2004 (the "Subscription Agreement") executed between DCI and the Company pursuant to which, among other things, DCI purchased 31,500,000 post-reverse split shares of common stock (the "Purchased Shares") of the Company. The Purchased Shares represent 90% of the issued share capital of the Company on a fully-diluted basis. The Subscription Agreement was signed and closed on November 9, 2004.

     No action is required by the stockholders of the Company in connection with the appointment of the Purchaser Designees to the Board. Such Purchaser Designees were elected to the Board by the existing members of the Board pursuant to the
Article II, Section 2.1 of the By-Laws of the Company. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

     The information contained in this Information Statement concerning the Director Designees has been furnished to the Company by such persons and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of the Company are located at 231 Norman Avenue, Brooklyn, New York 11222.

                            GENERAL

     As a result of the transactions contemplated by the Subscription Agreement and upon the filing of the amendment to the Company's Certificate of Incorporation, which is expected to occur on or about November 19, 2004, there will be 35,000,000 shares of common stock outstanding. The Board currently consists of four members, including Adam T. Ofek and David Yerushalmi, designees of DCI. Harry J. Santoro and Stephen Robinson will have resigned as directors of the Company effective ten days after the mailing of this Information Statement.


   DIRECTORS AND EXECUTIVE OFFICERS OTHER THAN THE DIRECTOR
                           DESIGNEES

      Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officer of the Company (other than the Director Designees) as of November 10, 2004.

     Name                 Age            Positions and Offices

 Harry J. Santoro         52             Former  President  and
                                        Treasurer and Director

 Steven M. Robinson, Esq. 62            Former Vice President and
                                        Secretary and Director


 David Yerushalmi         48            Chairman, Chief Executive
                                        Officer and Director

 Adam T. Ofek             42            President, Chief Financial
                                        Officer and Director

 Sam Klepfish             29            Senior Vice President and
                                        Secretary


Messrs. Santoro and Robinson will resign as directors  of  the
Company   11  days  after  the  mailing  of  this  Information
Statement.

Harry J. Santoro is 52 years old and holds a Bachelor of Science Degree in Accounting from Drexel University, Philadelphia, PA, where he graduated Summa Cum Laude. He began work in 1975 with Haefele, Van Sciver & Co., a local Certified Public Accounting firm. Three years later he became a Certified Public Accountant and was made a partner in the firm. The firm's name was changed to Haefele, Van Sciver, Santoro & Co. While at the firm he provided tax and financial planning services to individuals and businesses in a wide range of industries, including real estate. He left the firm in 1982 to form a consulting company and to invest in real estate. He is experienced in tax and financial planning, particularly to businesses, related to complex transactions including mergers, acquisitions and securities offerings. He is currently engaged in real estate investments and apartment management as principal and President of H. James Santoro, Inc. as well as the Company. He also offers consulting services related to mergers and acquisitions.

Stephen M. Robinson, who is 62 years old, is admitted to practice law in the State of New Jersey, and until July 2003, maintained a full time legal practice concentrating on corporations, securities and associated general practice matters. He received a B.A. from Rutgers University in 1964 and a J.D. from Rutgers Law School in 1967. From 1970 to 1973, Mr. Robinson was an assistant county prosecutor for Camden County, New Jersey, and from 1973 to 1978, he was an attorney with the United States Securities and Exchange Commission. He returned to private practice in 1978, and had been continuously involved in the legal aspects of public and private offerings of securities, other '33 Act filings,'34 Act filings for public companies and securities-oriented litigation. In July 2003, he closed his law office and has been concentrating his time on the Company and as a consultant to other companies.

David Yerushalmi, age 48, became the Chairman and Chief Executive Officer and a director of the Company as of the close of business on November 9, 2004. Mr. Yerushalmi is a lawyer and businessman with expertise in strategic business analysis, real estate development and syndication. In addition, he has substantial experience in international business development and business/legal/strategic/scientific risk analysis for information technology companies, bio-medical projects, and international concerns. After completing his undergraduate studies with a B.S. in public policy studies, summa cum laude, Yerushalmi received his Juris Doctorate from Arizona State University College of Law in 1984 as the recipient of the Most Outstanding Graduate Award. After graduation, Mr. Yerushalmi worked as a lawyer specializing in securities, banking, and business law in the Los Angeles office of the law firm of LeBoeuf, Lamb, Greene & Macrae L.L.P. (then known as LeBoeuf, Lamb, Leiby & Macrae).
During the past five years, Mr. Yerushalmi has been actively involved in a privately-held real estate investment and development company operating in the New York/New Jersey area together with involvement in other business ventures.

Adam Ofek, age 42, became our President, Chief Financial Officer and a director of the
Company as of the close of business on November 9, 2004. Since February 2004, Mr. Ofek has served as President, Chief Financial Officer and a director of Technoprises Ltd., an Israeli company listed on the Over-the-Board Bulletin Board ("TNOLF"). The mission of Technoprises is to enhance the experience of business, leisure and entertainment content by leveraging and commercializing leading-edge technologies that enable the capture of content from any source, enrich it by matching it with complementary content from other sources, and package and deliver it in a personalized manner to any digital device. Mr. Ofek served as the Chief Executive Officer of MBI Partners, an investment banking boutique, where he was engaged in private placements and m&a activities for public companies from November 1999 to November 2003. From September 1996 to July 1999 he served as the Chief Executive Officer of Solid IG Capital Markets LLC, an Israeli investment house which was a member of NASD, FSA and Easdaq. Mr. Ofek is a senior managing partner at Apros & Chay MB, Ltd., an Israeli private merchant bank. Mr. Ofek received a dual Batchelor Degree in Science and Political Science from the University of Haifa, in 1985.


                    THE DIRECTOR DESIGNEES

     The name and certain other information about the Director
Designees, who will become directors of the Company ten days after the mailing of this Information Statement, is set forth below.

Sam Klepfish, age 29, became a Senior Vice President and Secretary of the Company on November 9, 2004 and will become a director on the Effective Date. Mr. Klepfish has served as a Managing Director of Technoprises, Ltd. since May 2004. From January 2001 to May 2004 he was a corporate finance analyst and consultant at Phillips Nizer, a New York law firm. Since January 2001 Mr. Klepfish has been a member of the steering committee of Tri-State Ventures, a New York investment group. From 1998 to December 2000, Mr. Klepfish was an asset manager for several investors in small-cap entities. Mr. Klepfish also serves as the Director of Corporate Finance of Apros & Chay MB, Ltd.

Alon Segev, age 37, will become a director on the Effective Date. Since April 2004, Mr. Segev has been involved in international ventures in a financial and entrepreneurial aspect. From August 2002 to April 2004 Mr. Segev was a Vice President - Business Development for Comadis International Trade Ltd., a British company he co-founded which was involved in international trade of commodities, products and energy for infrastructure sectors. From August 1999 to August 2002 he was chief executive officer and director of NetTrust Inc., a company he co-founded with Professor Hod Lipson. NetTrust was a holding company in energy and infrastructure (GRP Pipes and power plants), car parts importer, and a distributor of VIALLE BV, an international oil trade and high-tech company. Mr.Segev received his LLB law degree from Tel Aviv University in 1998 and a B.Sc. in mechanical engineering with distinction from the Technion-Israel Institute of Technology in 1990. Mr. Segev served for five years as an officer in the Israeli Navy.

     All statements contained in this Information Statement with respect to the directors of the Company shall include the Director Designees unless indicated otherwise.

       The directors of the Company have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal. Directors of the Company do not receive any compensation for their services as members of the Board of Directors, but are entitled to reimbursement for expenses incurred in connection with their attendance at Board of Directors' meetings. Officers are appointed by the Board of Directors and serve at the discretion of the Board.

     To the best of the Company's knowledge, there are no proceedings to which any of the foregoing individuals, or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

     There are no family relationships among our directors or officers.

     Prior to the appointment of Messrs. Ofek and Yerushalmi and the Director Designees, none of said individuals was a director of, or held any position with the Company. Each of the Director Designees has consented to serve as a director of the Company and that, to the best of its knowledge, none of Messrs. Ofek and Yerushalmi or the Director Designees (i) has a family relationship with any of the directors, executive officers or control persons of the Company; (ii) beneficially owns any equity securities, or rights to acquire any equity securities of the Company; (iii) has been involved in any transactions with the Company, or has had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act; or
(iv) has been the subject of any civil regulatory proceeding or any criminal proceeding.

Section 16(a) Beneficial Ownership Reporting Compliance

      Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder, our directors and executive officers and any persons holding more than 10% of our common stock are required to file with the Securities and Exchange Commission reports of their initial ownership of our common stock and any changes in ownership of such common stock. Copies of such reports are required to be furnished to the Company. We are not aware of any instances in fiscal year 2003 when an executive officer, director or owners of more than 10% of the outstanding shares of our common stock failed to comply with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934.

       MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     During the last fiscal year, the Board had four meetings and took eleven actions by written consent.

     The Board of Directors has not established audit, nominating and compensation committees. The Board is of the opinion that such committees are not necessary since the Company has had only two directors and, until the effective date of this Information Statement and the election of the new Board members, such directors have been performing the functions of such committees.

     The Company does not currently have a process for security holders to send communications to the Board.

                    EXECUTIVE COMPENSATION

     The following table presents certain specific information regarding the compensation of Messrs. Santoro and Robinson, the officers of the Company, during the last three fiscal years.


                  SUMMARY COMPENSATION TABLE

                        Annual Compensation          Long-Term Compensation
                        -------------------          ----------------------
Name and Principal      Fiscal    Salary   Bonus    Securities    All other
Position                Year     ($)      ($)       Underlying    Compensation
                                                    Stock
                                                    Options (#)
                        ----     -------  ------   ------------  ------------
Harry J. Santoro,       2003     -0-      -0-      125,000(1)    $117,000(2)
President, Treasurer    2002     -0-      -0-      125,000       $ 76,750(2)
                        2001     -0-      -0-      125,000       $ 74,500(2)

Stephen M. Robinson,    2003     -0-      -0-      125,000(3)    $ 15,000(4)
Vice President,         2002     -0-      -0-      125,000       $  4,750(4)
Secretary               2001     -0-      -0-      125,000       $ 22,700(2)

---------
(1) Mr. Santoro also received 10,000 shares of Common Stock as a restricted stock award.

(2) Includes fees payable to H. James Santoro, Inc. for management and for administrative services rendered.

(3) Mr. Robinson also received 10,000 shares of Common Stock as a restricted stock award.

(4) Includes fees payable to Stephen M. Robinson, P.A. as corporate counsel.

     The Company does not have any employment or any similar agreements with its officers.

The following table sets forth information concerning options granted to the executives named in the Summary Compensation
Table above during the year ended December 31, 2003

                                  Individual Grants
                                  ------------------
               Number of      % of Total
               Securities     Options        Exercise                    Grant Date
               Underlying     Granted to     or Base                   Fair Value ($)(2)
               Options        Employees in   Price     Expiration   -------------------
Name           Granted (1)    Fiscal Year    ($/sh)    Date         Per Share   Total $
-----          ------------   -------------  --------- -----------  ---------   --------
Stephen M.
Robinson       125,000         50%           $.10      07/31/2008    $.0000     $0

Harry J.
Santoro        125,000         50%           $.10      07/31/2008    $.0000     $0
               -------       -----                                              ----
Total          250,000       100%                                               $0


(1)  The options are fully exercisable without restriction.

(2) The Company uses the Black-Sholes option pricing method to calculate the fair value of stock options as of the date of the grant.

                AGGREGATE OPTION/SAR EXERCISES
            AND FISCAL YEAS END OPTIONS/SAR VALUES

Name        Shares       Value        Number of    Value of
            Acquired on  Realized     Securities   Unexercised
            Exercise     (1)          Underlying   In-the-
            (#)                       Unexercised  Money
                                      Options at   Options at
                                      Fiscal Year  Fiscal Year
                                      End (#)      End (2)
---------  -----------   ---------    -----------  -----------
Stephen M.  375,000      $0           0 / 0        $0 / $0
Robinson

Harry J.    375,000      $0           0 / 0        $0 / $0
Santoro


 (1) Value realized is determined by subtracting the exercise price from the fair market value on the date of exercise.

(2) Value of unexercised options is determined by subtracting the exercise price from the fair market value at December 31, 2003.

Our officer and directors have no other arrangements from the Company pursuant to which they received or are to receive any other compensation other than as indicated above.

      In accordance with the transactions contemplated by the Subscription Agreement, as of November 19, 2004 Messrs.
Santoro and Robinson will either cancel or exercise their outstanding options.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table lists, as of November 10, 2004, the number of shares of Common Stock beneficially owned by (i)
each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of the Company, including the Director Designees; and (iii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

     The percentages below are calculated based on 35,000,000 shares of Common Stock issued and outstanding. On or about November 19, 2004, the Company will file with the Secretary of State of the State of Delaware an amendment to its Articles of Incorporation (i) increasing the authorized share capital of the Company to 100,000,000 shares, (ii) authorizing up to 1,000,000 shares of undesignated preferred stock and (iii) effectuating a 1:2 reverse stock split. The Company will also change its name from "Gavella Corp." to "DCI USA, Inc.". The following table reflects the reverse stock split.

     There are no options, warrants or other securities convertible into shares of common stock, other than the options granted to Messrs. Santoro and Robinson described below. As of November 19, 2004, said options will either be exercised or cancelled.

     Unless otherwise indicated, the business address of each such person is c/o 231 Norman Avenue, Brooklyn, New York
11222.


   Officers,
   Directors,              No. of Shares         Beneficial
  5% Shareholder                                  Ownership

Harry J. Santoro            695,582    (1)           *
215 West Main Street
Maple Shade, NJ 08052

Stephen M. Robinson         577,965    (2)           *
215 West Main Street
Maple Shade, NJ 08052

Adam T. Ofek                      0                  *


David Yerushalmi                  0                  *

Alon Segev                        0                  *



Sam Klepfish                      0                  *

Direct Capital           31,500,000                 90%
Investments,
Ltd.

All directors                     0                  *
and executive
officers as a
group (4 persons)

  *    Less than one percent

    (1) Includes 37,500 shares held by Donna M. Santoro, spouse of Harry J. Santoro. Also includes options to purchase 62,500 shares of common stock at a purchase price of $0.20 per share, which will either be cancelled or exercised prior to November 19, 2004.
    (2) Includes 170,750 shares held by Theodora T. Robinson, spouse of Stephen M. Robinson. Also includes options to purchase 62,500 shares of common stock at a purchase price of $0.20 per share, which will either be cancelled or exercised prior to November 19, 2004.


                       CHANGE IN CONTROL

The statements made in this Information Statement referencing the Subscription Agreement are qualified in their entirety by reference to the text of said agreement, and are expressly made subject to the more complete information set forth therein. The full text of the Subscription Agreement and related agreements are attached as exhibits to the Form 8-K filed by the Company on November 10, 2004.

On November 9, 2004, the Company executed the Subscription Agreement pursuant to which, among other things, DCI purchased 31,500,000 post-reverse split shares of common stock (the "Purchased Shares") of the Company. The Purchased Shares represent 90% of the issued share capital of the Company on a fully-diluted basis. DCI is an Israeli company which is traded on the Tel Aviv Stock Exchange. At closing, the Company had no liabilities other than an obligation to pay $80,000 to its 20% subsidiary Bartram Holdings, Inc.

The purchase price paid to the Company for the Purchased Shares was $900,000, consisting of (i) an assignment to the Company of a promissory note made by 231 Norman Avenue, LLC, a New York limited liability company (the "LLC") to DCI in the principal amount of $770,000 (the "Note") and (ii) cash in the amount of $130,000, $50,000 of which was paid on November 9, 2004. The balance of the purchase price for the Purchased Shares, $80,000, is to be paid by DCI on or before November 30, 2004. The Note, which is due and payable on June 15, 2005, provides for quarterly payments of interest only to DCI at an annual interest rate of 12%. The Note is secured by a pledge which encumbers the 35% membership interest (the "Membership Interest") owned by the LLC in 231 Norman Avenue Property Development, LLC, a New York limited liability company which owns fee simple title to the real property located at 231 Norman Avenue, Brooklyn, New York. In addition, the Company is receiving an assignment of an Option Agreement whereby the LLC granted DCI the right to purchase the Membership Interest upon a default of the Note or at any time prior to payment in full of the Note. The exercise price of the option is the outstanding amount then due and payable under the Note.

Immediately after the closing on the purchase of the Purchased Shares by DCI, the Company's assets consisted of the Note and its a 20% interest in Bartram Holdings, Inc. (the 80% to be owned by Harry J. Santoro, an officer and director of the Company). The cash paid to the Company at the closing for the Purchased Shares was paid to Bartram. The primary asset of Bartram is an 80% indirect interest in the Spring Village Apartment Complex. For three years from the closing, Mr. Santoro has agreed to vote all his shares in Batram to elect nominees of the Company to Bartram's board of directors proportionate to the Company's ownership of Bartram's outstanding stock.

As a condition to the closing, the Company's current Board of Directors, consisting solely of Messrs. Santoro and Robinson, appointed Adam T. Ofek and David Yerushalmi to the Board. Said appointment became effective as of the closing. In addition, the Board appointed new officers as described herein and the Director Designees.

There is currently no agreement or arrangement among Messrs. Santoro and Robinson and the new officers and directors of the Company with respect to the election of directors or other matters, other than the agreement described above where Mr. Santoro has agreed to vote his shares in Bartram to elect nominees of the Company to Bartram's board of directors.

        CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Simultaneously with purchase of the Purchased Shares by DCI, Harry J. Santoro directly or indirectly contributed a 49% limited partnership interest in SVG Properties, L.P. to Bartram in exchange for 12,000,000 post-reverse split shares of Bartram common stock. At the closing on November 9, 2004, there were 15,000,000 shares of common stock outstanding in Bartram on a fully-diluted basis; the Company owns 3,000,000 shares of common stock, representing 20% of the outstanding stock of Bartram on a fully-diluted basis and Harry J. Santoro owns 12,000,000 shares of common stock, representing 80% of the outstanding stock of Bartram.

Bartram owns 100% of Spring Village Holdings, Inc. ("SVH"), which owns 80% of SVG Properties, L.P. ("SVG"). SVG owns the Spring Village Apartment Complex. Immediately prior to closing, SVG shall have distributed cash and/or promissory notes (the "Distribution") to its then existing limited partners, in proportion to their ownership, in an amount sufficient to reduce the adjusted net book value of Bartram to approximately $1,000,000, calculated assuming the real estate was valued at $5,575,000, the appraised value of the real estate as of August 26, 2003, and after giving effect to the Subscription Agreement.

SVG entered into a management agreement with H. James Santoro, Inc., effective August 1, 1992, whereby H. James Santoro, Inc. agreed to manage the Spring Village Apartment complex for a fee equal to 5% of the gross rent of the complex, plus reimbursement of certain expenses. Such agreement, as modified, is currently in effect, and may be terminated when Mr. Santoro and H. James Santoro, Inc. have no remaining obligation or liability related to the agreement with New York Community Bank ("NYCB"). Pursuant to the agreements with NYCB including the First Mortgage and Security Agreement, such mortgage shall become immediately due and payable at the option of NYCB if (i) the control, management, or operation of the Property, or any part thereof, is transferred to any individual or entity other than Spring Village Holdings, Inc., the Corporate General Partner, or (ii) the control of Spring Village Holdings, Inc. is transferred to any individual or other entity other than Bartram Holdings, Inc., or (iii) the control of Bartram is transferred to any individual or entity other than Harry J. Santoro. H. James Santoro, Inc. also provides management and administrative services to us. H. James Santoro, Inc. received in 2003, 2002 and 2001, respectively, $117,000, $76,250 and $74,500 for such services. Mr. Santoro owned 100% of H. James Santoro, Inc. up to December 31, 2003. Gavella Corp. acquired H. James Santoro, Inc. for nominal consideration on January 1, 2004.

Stephen  M.  Robinson,  P.A. rendered legal  services  to  us.
Stephen  M.  Robinson, P.A. is owned by Stephen  M.  Robinson.
Stephen M. Robinson, P.A. received in 2003, 2002 and 2001, respectively, $15,000, $4,750 and $22,500 for such services. Until November 9, 2004, the Company maintained its principal executive offices in approximately 500 square feet of leased office space at 215 West Main Street, Maple Shade, New Jersey, 08052. Monthly rent under a month to month lease was $800. The building is owned by Harry J. Santoro; however, the
Company believed the terms of the lease are at least as favorable as terms available from non-affiliated third parties.

During 2003, Harry J. Santoro purchased 630,000 shares of restricted common stock of the Company at a purchase price of $63,000 in cash, $.10 per share.
During 2003, Stephen M. Robinson purchased 375,000 shares of restricted common stock of the Company at a purchase price of $37,500 in cash, $.10 per share.

On March 24, 2003, Harry J. Santoro purchased from Spring Village Holdings, Inc., a wholly owned subsidiary of the Company, a 49% interest in SVG Properties, L.P., for $50,000. Mr. Santoro also loaned the Company $15,000 and recast the terms of an $85,000 loan he previously made to the Company. The proceeds of the sale and the loan were reinvested into the Spring Valley Apartment Complex. As of December 31, 2003, Mr. Santoro owned a 49% limited partnership interest in SVG Properties, L.P.

In June 2001, Harry J. Santoro purchased 150,000 shares of restricted common stock of the Company at a purchase price of $37,500 in cash, $0.25 per share.

In June 2001, Theodora T. Robinson, spouse of Stephen M.
Robinson, purchased 150,000 shares of restricted common stock of the Company at a purchase price of $37,500 in cash, $0.25 per share.

Other than as set forth above, none of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect us:

     -    any of our directors or officers, including the Director
          Designees;
     - any person proposed as a nominee for election as a director;
     - any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or
     - any relative or spouse of any of the foregoing persons who has the same house as such person.


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